UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Central Pacific Financial Corp.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

154760409

(CUSIP Number)

Jeffrey Ferguson

The Carlyle Group

1001 Pennsylvania Avenue, NW

Suite 220 South

Washington, D.C. 20004-2505

(202) 729-5626

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 20, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Preliminary Note

This Amendment No. 2, dated February 26, 2014 (this “Amendment No. 2”), supplements and amends the Schedule 13D filed on February 28, 2011 (as amended and supplemented to date, the “Schedule 13D”) relating to the common stock, no par value per share (the “Common Stock”), of Central Pacific Financial Corp. (the “Issuer”). Capitalized terms used in this Amendment No. 2 and not otherwise defined herein shall have the same meanings ascribed to them in the Schedule 13D.

Item 2.	Identity and Background

Item 2 is hereby amended and restated in its entirety by the following information:

This statement is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

Carlyle Group Management L.L.C.,

The Carlyle Group L.P.,

Carlyle Holdings II GP L.L.C.,

Carlyle Holdings II L.P.,

TC Group Cayman Investment Holdings, L.P.,

TC Group Cayman Investment Holdings Sub L.P.,

Carlyle Financial Services, Ltd.,

TCG Financial Services, L.P., and

Carlyle Financial Services Harbor, L.P. (“Carlyle Harbor”)

Each of Carlyle Group Management L.L.C., The Carlyle Group, L.P., Carlyle Holdings II GP L.L.C. and Carlyle Harbor is organized in the state of Delaware. Carlyle Holdings II L.P. is a Québec société en commandite. The principal business address of each of these Reporting Persons is c/o The Carlyle Group, 1001 Pennsylvania Ave., N.W., Suite 220 South, Washington, DC 20004-2505.

Each of TC Group Cayman Investment Holdings, L.P., TC Group Cayman Investment Holdings Sub L.P., Carlyle Financial Services, Ltd. and TCG Financial Services, L.P. is organized under the laws of the Cayman Islands. The principal business address of each of these Reporting Persons is c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands.

Each of the Reporting Persons is principally engaged in the business of investments in securities.

The directors of Carlyle Group Management L.L.C. are William E. Conway, Jr., Daniel A. D’Aniello, David M. Rubenstein, Jay S. Fishman, Lawton W. Fitt, James H. Hance, Jr., Janet Hill, Edward J. Mathias, Dr. Thomas S. Robertson and William J. Shaw (collectively, the “Directors”). The executive officers of Carlyle Group Management L.L.C. are William E. Conway, Jr., Daniel A. D’Aniello, David M. Rubenstein,

Jeffrey W. Ferguson, Adena T. Friedman and Glenn A. Youngkin (collectively, the “Executive Officers” and, together with the Directors, the “Related Persons”)

The Directors of Carlyle Financial Services, Ltd. are William E. Conway, Jr., Daniel A. D’Aniello, David M. Rubenstein and Glenn A. Youngkin. The officers of Carlyle Holdings II L.P. are William E. Conway, Jr., Daniel A. D’Aniello, Jeffrey W. Ferguson, Adena T. Friedman, David M. Rubenstein and Glenn A. Youngkin.

Each of the Related Persons is a citizen of the United States. Each of the Related Persons disclaims beneficial ownership of any shares of the Issuer’s Common Stock.

The present principal occupation of each of the Related Persons is as follows: William E. Conway, Jr., Co-Chief Executive Officer and Co-founder of The Carlyle Group; Daniel A. D’Aniello, Chairman and Co-founder of The Carlyle Group; David M. Rubenstein, Co-Chief Executive Officer and Co-founder of The Carlyle Group; Jay S. Fishman, Chairman and Chief Executive Officer of The Travelers Companies, Inc.; Lawton W. Fitt, Director of Carlyle Group Management L.L.C.; James H. Hance, Jr., Director of Carlyle Group Management L.L.C.; Janet Hill, Principal of Hill Family Advisors; Edward J. Mathias, Managing Director and Director of The Carlyle Group; Dr. Thomas S. Robertson, Dean of the Wharton School at the University of Pennsylvania; William J. Shaw, Director of Carlyle Group Management L.L.C.; Jeffrey W. Ferguson, Managing Director and General Counsel of The Carlyle Group; Adena T. Friedman, Chief Financial Officer of The Carlyle Group; and Glenn A. Youngkin, Chief Operating Officer of The Carlyle Group. The business address of each of the Related Persons is c/o The Carlyle Group, 1001 Pennsylvania Ave., N.W., Suite 220 South, Washington, DC 20004-2505.

The agreement among the Reporting Persons relating to the joint filing of this Statement is attached as Exhibit 99.1 hereto.

During the past five years, none of the Reporting Persons or Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented by the following:

On February 20, 2014, Issuer and Carlyle Harbor entered into a repurchase agreement, a copy of which is filed herewith as Exhibit 99.7 and incorporated herein by reference (the “Repurchase Agreement”), pursuant to which Issuer agreed to purchase up to $28,100,000 of shares of Common Stock from Carlyle Harbor at a purchase price per Common Share to be determined pursuant to the Offer to Purchase described in this Item 4 (the “Share Repurchase”). To the extent that the Offer (as defined below) is not fully subscribed, the dollar amount of Common Stock to be repurchased under the Repurchase Agreement will be proportionately reduced. The transactions contemplated by the Repurchase Agreement are scheduled to close on the eleventh business day following the expiration of the Offer.

On February 21, 2014, Issuer commenced an Offer to Purchase pursuant to which it would purchase for cash up to $68,800,000 of Common Stock (together with associated rights to purchase certain junior participating preferred stock) at a price per share not greater than $21.00 nor less than $18.50, net to the seller in cash, less any applicable withholding taxes and without interest.

Issuer’s offer was made upon the terms, and subject to the conditions, described in (i) that certain Offer to Purchase, dated February 21, 2014, filed as Exhibit (a)(1)(A) to the Schedule TO filed by Issuer with the SEC on February 21, 2014 (the “Offer to Purchase”), and (ii) the related Letter of Transmittal, filed as Exhibit (a)(1)(B) to the Schedule TO filed by Issuer with the Securities and Exchange Commission on February 21, 2014 (the “Letter of Transmittal” which, together with the Offer to Purchase, as they may be amended or supplemented from time to time, constitute the “Offer”).

Carlyle Harbor may tender a portion of the Common Stock held by it in the Offer, but it has not yet made such a determination.

In connection with Carlyle Harbor’s entry into the Repurchase Agreement, the Bank of N.T. Butterfield & Son Limited (the “Butterfield”), released 1,963,095 shares of Common Stock of the Issuer from the pledge under the Guarantee and Pledge Agreement (as defined in Amendment No. 1).

The Offer to Purchase and the Letter of Transmittal are filed herewith as Exhibits 99.8 and 99.9, respectively, and each is incorporated herein by reference.

The foregoing description of the Repurchase Agreement and the Offer does not purport to be complete and is qualified in its entirety by reference to the full text of the Repurchase Agreement, the Offer to Purchase and the Letter of Transmittal, each of which is filed as an exhibit to this Amendment No. 2 and incorporated by reference herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by the following:

Item 4 above summarizes certain provisions of the Repurchase Agreement and the Offer and is incorporated herein by reference. The foregoing description of the Repurchase Agreement and the Offer does not purport to be complete and is qualified in its entirety by reference to the full text of the Repurchase Agreement, the Offer to Purchase and the Letter of Transmittal, each of which is filed as an exhibit to this Amendment No. 2 and incorporated by reference herein.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangement, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons with the Commission on July 2, 2013).

Exhibit 99.2	Power of Attorney (incorporated by reference to Exhibit 99.2 to the Schedule 13D filed by the Reporting Persons with the Commission on July 2, 2013).

Exhibit 99.7	Repurchase Agreement, entered into as of February 20, 2014, by and between Central Pacific Financial Corp. and Carlyle Financial Services Harbor, L.P. (filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on February 20, 2014 and incorporated by reference herein).

Exhibit 99.8	Offer to Purchase, dated February 21, 2014 (filed as Exhibit (a)(1)(A) to the Schedule TO filed by the Issuer with the Commission on February 21, 2014 and incorporated by reference herein).

Exhibit 99.9	Letter of Transmittal, dated February 21, 2014 (filed as Exhibit (a)(1)(B) to the Schedule TO filed by the Issuer with the Commission on February 21, 2014 and incorporated by reference herein).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2014

CARLYLE GROUP MANAGEMENT L.L.C.

By:	/s/ Ann Siebecker, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

THE CARLYLE GROUP L.P.
By:	Carlyle Group Management L.L.C., its general partner

By:	/s/ Ann Siebecker, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

CARLYLE HOLDINGS II GP L.L.C.
By:	The Carlyle Group L.P., its managing member
By:	Carlyle Group Management L.L.C., its general partner

By:	/s/ Ann Siebecker, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

CARLYLE HOLDINGS II L.P.

By:	/s/ Ann Siebecker, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

TC GROUP CAYMAN INVESTMENT HOLDINGS, L.P.
By:	Carlyle Holdings II L.P., its general partner

By:	/s/ Ann Siebecker, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

TC GROUP CAYMAN INVESTMENT HOLDINGS SUB L.P.
By:	TC Group Cayman Investment Holdings, L.P., its general partner
By:	Carlyle Holdings II L.P., its general partner

By:	/s/ Ann Siebecker, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

CARLYLE FINANCIAL SERVICES, LTD.

By:	/s/ Ann Siebecker, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

TCG FINANCIAL SERVICES, L.P.
By:	Carlyle Financial Services, Ltd., its general partner

By:	/s/ Ann Siebecker, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

CARLYLE FINANCIAL SERVICES HARBOR, L.P.
By:	TCG Financial Services, L.P., its general partner
By:	Carlyle Financial Services, Ltd., its general partner

By:	/s/ Ann Siebecker, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman